UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12-19-02
1-3215

03006923

February 7, 2003

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2003

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

Dear Mr. Ullmann:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Johnson & Johnson by the General Board of Pension and Health Benefits of The United Methodist Church, the Sisters of the Blessed Sacrament and Progressive Investment Management. We also have received a letter on the proponents' behalf dated January 20, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

Johnson & Johnson

December 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 20 PM 3:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Johnson & Johnson Shareholder Proposal
Relating to the "Glass Ceiling Review"

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company"), to exclude the shareholder proposal submitted by the General Board of Pension and Health Benefits of The United Methodist Church, as well as two other shareholders who are also affiliated with the Interfaith Center on Corporate Responsibility (the "Proponent") from the proxy statement and form of proxy relating to the Company's 2003 Annual Meeting of Shareowners (the "2003 Proxy Materials").

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the Company's 2003 Proxy Materials for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with, as Appendix A hereto, the Proponent's original letter to the Company, dated November 7, 2002 and the attachment enclosed therewith (collectively, the "Proposal").

The Company expects to file its 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 12, 2003. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. By copy of this letter and its enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the 2003 Proxy Materials.

Reasons for Omission

The Company believes that the Proposal can be properly omitted from its 2003 Proxy Materials pursuant to clauses (i)(3) and (i)(6) of Rule 14a-8.

The Proposal Is Excludable Pursuant to Either Rule 14a-8(i)(3) or Rule 14a-8(i)(6) Because It Is Contrary to the Commission's Proxy Rules and Is Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, a proposal will violate Rule 14a-8(i)(3) if it is vague and indefinite such that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Elec. Co. (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans); see also, H.J. Heinz Co. (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); Bristol-Myers Squibb Co. (February 1, 1999) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's references to the Bible and Roman law rendered the proposal impermissibly vague).

A proposal may also be excluded pursuant to Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Bus. Machs. Corp. (January 14, 1992); RJR Nabisco Holdings Corp. (February 25, 1998) (finding a proposal to link executive compensation with a "reduction in teenage smoking as reflected in the goals of the proposed federal tobacco settlement" was beyond the power of the company to effectuate because it was "unclear what specific standards the [c]ompany would have to meet").

The Proposal is vague and indefinite because shareholders will not understand what they are being asked to consider from the text of the Proposal. The Proposal is completely devoid of any description of the substantive provisions of the "Glass Ceiling Report" or the recommendations "flowing from it." In addition, the Proposal provides no background information to shareholders.

The Company recognizes that similar proposals have been the subject of a number of unsuccessful no-action letters; however, these letters have not raised the same concern as the Proposal. See Newel Rubbermaid Inc. (February 21, 2001); Wal-Mart Stores, Inc. (April 11, 2000). These cases are distinguishable because the supporting statements to those proposals provided sufficient context and background information to shareholders. By contrast, the Proposal does none of this--in fact, the term "glass ceiling" is not used anywhere in the Proposal's Supporting Statement.

The absence of background information and context in the Proposal is analogous to the shareholder proposal that was excluded pursuant to the no-action letter Kohl's Corp. (March 13, 2001). In Kohl's Corp., the proposal requested that the "company commit itself to the full implementation of the [SA8000 Social Accountability Standards] by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards." Even though the supporting statement to the proposal cited various conventions that were incorporated into the SA8000 standards, the Staff agreed with Kohl's that the proposal was misleading "because the shareholders would be unable to determine what actions and measures SA8000 would require if implemented." As in Kohl's Corp., the lack of context and background information in the Proposal will not enable shareholders to determine what the Company must do in order to comply with the Proposal. To the extent that shareholders may have differing expectations as to what the Company must do in order to appropriately respond to the Proposal, it will not be possible for the Company to implement the Proposal to the satisfaction of all shareholders who vote for its adoption. Because neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal will be able to determine exactly what actions the Proposal requires, the Proposal violates Rule 14a-9 and is excludable pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

In addition to the lack of background information, the first paragraph of the Supporting Statement is also materially false and misleading because it is irrelevant and implies potential improper or illegal conduct on the part of the Company. It reads as follows:

> "The lack of transparent disclosure on workplace diversity has the potential to cost our company substantial amounts of money as evidenced by the cost of class action law suits settled by Texaco and Coca Cola in excess of $100 million. Legal settlements also undermine consumer confidence and employee morale."

The Company believes that the references to Texaco and Coca-Cola specifically and law suit settlements generally are irrelevant to the Proposal and create the materially misleading impression that by not producing the requested report, the Company may be engaging in improper or illegal activity. The Proposal requests that the Board of Directors "prepare a report...concerning the Glass Ceiling Commission's business recommendations." The Supporting Statement, however, provides no foundation for its assertion that a lack of transparent disclosure on workplace diversity was the cause of the Texaco and Coca Cola law suit settlements. These companies settled because of facts, allegations, and other circumstances specific to those companies and the lawsuits in which they were involved, not because of the mere fact that allegations were made concerning a lack of transparent disclosure or otherwise. Indeed, other lawsuits involving similar allegations against other companies have not resulted in such settlements. In addition, we also fail to see how the last sentence of the Supporting Statement relates to the preparation of the requested report. The statement that "[l]egal settlements also undermine consumer confidence and employee morale," whether or not true, does not relate to the Company's transparency on glass ceiling issues. The Staff has concluded numerous times that irrelevant portions of supporting statements may be omitted pursuant to Rule 14a-8(i)(3). See, e.g., Exxon-Mobil Corp. (March 27, 2002). Because these statements are irrelevant to the Proposal and materially misleading to the shareholders by suggesting that the Company may be engaging in improper or illegal activity, they should be omitted from the Proposal.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the 2003 Proxy Materials.

If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel

Attachments

cc: Ms. Vidette Bullock Mixon, The United Methodist Church
Mr. Jim Madden, Progressive Investment Management
Sister Patricia Marshall, Sisters of the Blessed Sacrament

Appendix A

WCW NOV 8 2002 LS164

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

November 7, 2002 Ullmann

William Weldon, CEO
Johnson and Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.~~3241~~ 2201

Dear Mr. Weldon:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. The Social Principles of our denomination encourage the General Board to invest in companies that are supportive of inclusiveness and fairness at all levels, as an expression of our belief that equal employment opportunity and workplace diversity are important. In such capacity, the General Board has an investment position of 1,136,654 shares of common stock in Johnson & Johnson.

Earlier this year I corresponded with Mr. Michael Ullmann concerning the recent class action discrimination suit. Mr. Ullmann wrote in his May 23, 2002 letter to me that , "We [Johnson & Johnson] have programs, policies and practices that have brought us recognition as an employer of choice..." As a concerned investor, the General Board invites Johnson & Johnson to publicly disclose initiatives taken to address "Glass Ceiling" opportunities and challenges in the company's workforce.

I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of Johnson & Johnson. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board of Pensions has held a number of Johnson & Johnson shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the General Board's ownership of these shares will follow under separate cover. It is the intent of the General Board of Pension and Health Benefits to maintain ownership of Johnson & Johnson stock through the date of the Annual Meeting.

It is also our hope that a meeting with management will be possible and that we can find a way to deal with this matter, making this resolution unnecessary.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

GLASS CEILING REVIEW

RESOLVED: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, available to shareholders four months after the annual shareholder meeting on our Company's progress concerning the Glass Ceiling Commission's business recommendations including a review of:

1. Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
2. Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
3. An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
4. The top one hundred or one percent of company wage earners broken down by gender and race.

SUPPORTING STATEMENT

The lack of transparent disclosure on workplace diversity has the potential to cost our company substantial amounts of money as evidenced by the cost of class action law suits settled by Texaco and Coca Cola in excess of $100 million. Legal settlements also undermine consumer confidence and employee morale.

As investors, we believe that Johnson & Johnson recognizes the direct link between equal opportunities within the company and investor value and will do everything reasonable to promote the goals of equal opportunity. The Company's Credo dating back to 1943, states in relevant part that:

> "Everyone must be considered as an individual. We must respect their dignity and recognize their merit...**Compensation must be fair and adequate... There must be equal opportunity for employment, development and advancement for those qualified."**

Through transparent reporting to company stakeholders, Johnson and Johnson can document its commitment to workplace diversity and assure investors that the Company's Credo is being implemented.

It is our opinion that equal employment opportunity and diversity performance must be measured and evaluated with the same accountability and high level of management support as other traditional business areas. We believe that the report called for in this resolution will enable Johnson & Johnson to reaffirm its commitment to work place diversity.

1-5210

WCW NOV 12 2002

November 11, 2002

M. Ullmann

William Weldon, CEO
Johnson and Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Weldon:

We are a socially responsible investment management firm in Portland, Oregon. It is our policy to seek out, for our clients, companies that are committed to promoting inclusiveness in the workplace. We currently hold over 60,000 shares of JNJ stock in our clients' portfolios.

I am writing on behalf of our client, Tina Podlodowski, who shares our inclusiveness concerns and is the owner of 600 shares of JNJ stock. We enclose verification of ownership. The named client plans to continue to be a shareholder through the 2003 stockholders' meeting.

I have been authorized by the named client to submit this letter stating her intent to co-sponsor the enclosed shareholder resolution for action at the 2003 stockholders' meeting and for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution is being filed in cooperation with a number of other concerned shareholders who have submitted the identical resolution. Vidette Bullock Mixon of The General Board of Pensions of the United Methodist Church is the primary contact on this resolution and is authorized to act on our behalf.

The named client asks that you please direct all correspondence through the Portland office of Progressive Investment Management.

Thank you in advance for your consideration.

Cordially,

Jim Madden
Portfolio Manager
Progressive Investment Management
721 NW 9th Avenue, Ste. 250
Portland, OR 97209

Enclosures

cc: Jocelyn Azeda
Vidette Bullock Mixon
Julie Wokaty, ICCR
Tina Podlodowski

A5.303

WCW NOV 11 2002

SISTERS OF THE BLESSED SACRAMENT
1663 Bristol Pike, Bensalem, PA 19020-5796

SOCIAL JUSTICE OFFICE
Sr.Patricia Marshall, Director Pmarshall8@aol.com
Sr.Rhonda Sherrod, Asso. Dir. Srsherrod@aol.com

Telephone: 215/639-0254, 215/ 244-9900/X.321
Fax: 215/244-7790

November 8, 2002

William Weldon, CEO
Johnson and Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Weldon:

Certified Mail, Return Receipt Requested

The Sisters of the Blessed Sacrament are cosponsoring the enclosed shareholder resolution (Glass Ceiling Review) with the United Methodist Church General Board of Pensions and Health Benefits, whose Director of Corporate Relations and Social Concerns, Vidette Bullock Mixon, has already sent you the lead filing letter.

After nearly 112 years of work with African Americans and Native American Indians, we find that these citizens continue to face barriers in their pursuit of economic advancement, resulting in a brain drain that affects every American's bottom line, as well as that of Johnson & Johnson. Therefore I am authorized to inform you that we hereby submit the proposal for inclusion in the proxy statement under Rule 14 a-8 of the Securities Exchange Act of 1934.

We also enclose verification from Morgan, Keegan & Company, Inc. of our beneficial ownership of 200 shares of common stock in Johnson & Johnson. We will continue to hold sufficient shares beyond the meeting date in 2003.

We concur with the lead filer in the hope that a meeting with management will be possible and that we can find a way to deal with this matter and withdraw this resolution.

Sincerely,

Sr. Patricia Marshall

Sister Patricia Marshall
Director, SBS Social Justice Office

Enclosures (2)

CC: Vidette Bullock Mixon, UMCGBOPHB
Gary Brouse and Julie Wokaty, ICCR

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 20, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Johnson & Johnson

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of The United Methodist Church, the Sisters of the Blessed Sacrament and Progressive Investment Management (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Johnson & Johnson (hereinafter referred to as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 19, 2002, sent to the Securities & Exchange Commission by the Company, in which J&J contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3) or 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for a report on employment discrimination.

BACKGROUND

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirms what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issues boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And ". . .we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places".

The report revealed that women make up 45.7 percent of the total workforce and earn over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women earn about $ .72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms that inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed that ". . .firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

Enclosed as Exhibit A is an official statement about the Commission and enclosed as Exhibit B is a Department of Labor introduction to the Report of the Glass Ceiling Commission.

RULES 14a-8(i)(3 and (6)

A.

The Company's first argument is that the proposal may be excluded because the term "glass ceiling" is vague and indefinite. We believe that the term "Glass Ceiling" has come into common parlance and that it therefore needs no definition; and that similarly people are generally familiar with the Glass Ceiling Report. In the event that the Staff believes that the shareholder proposal should reference the Report, we would be glad to add to the supporting statement a reference to the Department of Labor web site where the report can be found: (www.dol.gov/asp/programs/history/reich/reports/ceiling.htm). In this connection, we note that the Staff has permitted amendments to cure ambiguity. See, e.g., *The LTV Corporation* (February 15, 2000).

B.

We do not believe that a description of a widespread problem need be tied to the specific issuer to whom the shareholder proposal is submitted. Nevertheless, if there were to be such a requirement it has been more than met in the instant case. A quick search for recent discrimination cases against J&J or its subsidiaries uncovered, *inter alia*, the following: *Passantino v. Johnson & Johnson Consumer Products*, 212 F.3d 493 (9th Cir 2000) (an excellent example of the working of the glass ceiling); *Goosby v. Johnson & Johnson Medical, Inc.*, 228 F.3d 313 (3d Cir 2000); *Medlock v. Ortho Biotech Inc.*, 164 F.d3d 545 (10th Cir 1999); *Gutierrez v. Johnson & Johnson*, 2002 USDist Lexis 15418 (DNJ 2002) (defendant's motion for a protective order denied in class action alleging discrimination against Blacks and Hispanics); *Chamberlain v. McNeil Consumer Products*, 1998 USDist Lexis 9452 (ND Ill 1998) (involving discrimination against female Regional Sales Manager).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Michael U. Ullmann, Esq.
All proponents

EXHIBIT A (two pages)

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About the Commission

The Glass Ceiling refers to invisible, artificial barriers that prevent qualified individuals from advancing within their organization and reaching full potential. The term originally described the point beyond which women managers and executives, particularly white women, were not promoted. Today it is evident that ceilings and walls exist throughout most workplaces for minorities and women. These barriers result from institutional and psychological practices, and limit the advancement and mobility opportunities of men and women of diverse racial and ethnic backgrounds.

The Glass Ceiling Commission is a 21-member body appointed by the President and Congressional leaders and chaired by the Secretary of Labor. Created as part of the Civil Rights Act of 1991, the Commission works to identify glass ceiling barriers and expand practices and policies which promote employment opportunities for the advancement of minorities and women into positions of responsibility in the private sector. It focuses on barriers and opportunities in three areas: 1) the filling of management and decision making positions: 2) developmental and skill enhancing activities: and 3) compensation and reward systems. The Commission's efforts are carried out in three major activities.

The Frances Perkins-Elizabeth Hanford Dole National Award for Diversity and Excellence in American Executive Management is an annual Presidential award. It recognizes businesses which have demonstrated substantial effort and achievement to eliminate artificial barriers and to foster the advancement of women and minority men into management and decision making positions.

A Study of the Advancement of Minorities and Women is being conducted through a variety of research activities including analyses of current academic and business research, empirical studies, data analysis, and public hearings.

Of significant importance, the study identifies the differences and similarities in barriers confronting men and women of historically underrepresented groups--African-Americans, Hispanic Americans, Asian Pacific Americans, Native Americans, Individuals with disabilities, White women, and women in low-paying occupations. The research examines the educational and developmental preparedness of minorities and women to advance to management and decision making positions. It does a comparative analysis of the economic sectors, industries, and businesses with regards to opportunities for minorities and women to upward mobility.

EXHIBIT A (Page 2 of 2)

The economic consequences of glass ceiling and workforce diversity initiatives are explored, and the use of enforcement techniques in eliminating glass ceiling barriers are examined. The study looks at the impact of restructuring and downsizing on advancement opportunities and analyzes programs and practices which foster the progress of minorities and women. The Commission's findings and recommendations will be submitted in a report to the President and the U.S. Congress.

Public Education activities, such as corporate roundtables, and public forums, provide the means for dissemination and implementing the research findings.

The Glass Ceiling Commission completed its mandate in January 1996. It no longer exists. Inquiries concerning the background studies, reports, and other written materials produced by the Commission should be directed to the following contact agency:

Attn: Glass Ceiling Commission Information
U.S. Department of Labor
Office of Small and Minority Business Affairs
200 Constitution Avenue N.W., Room C2318
Washington, D.C. 20210

Telephone: (202) 219-9148
Fax: (202) 219-9167

Back to Glass Ceiling Index

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Good for Business: Making Full Use of the Nation's Human Capital

The Environmental Scan: A Fact-Finding Report of the Federal Glass Ceiling Commission Washington, D.C.

March, 1995

History Home Page
In-Depth Research
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The term glass ceiling was popularized in a 1986 *Wall Street Journal* article describing the invisible barriers that women confront as they approach the top of the corporate hierarchy.

The Federal Glass Ceiling Commission, a 21-member bipartisan body appointed by President Bush and Congressional leaders and chaired by the Secretary of Labor, was created by the Civil Rights Act of 1991. Its mandate was to identify the glass ceiling barriers that have blocked the advance-ment of minorities and women as well as the suc-cessful practices and policies that have led to the advancement of minority men and all women into decisionmaking positions in the private sector.

The Commission was specifically directed—

- to conduct a study of opportunities for, and artificial barriers to, the advancement of minority men and all women into man-agement and decisionmaking positions in Corporate America, and
- to prepare and submit to the President and the appropriate committees of the Congress written reports containing the findings and conclusions resulting from the study and the recommendations based on those findings and conclusions.

THE REPORTS

Glass ceiling issues are about business and about people who work in business. Therefore, for the first report, the findings and conclusions are pre-sented in an "Environmental Scan." The second report will contain recommendations and will be a "Strategic Plan."

Report One: The Environmental Scan This document, The Environmental Scan, presents the findings of the Federal Glass Ceiling Commission resulting from research by its consor-tium of consultants, commission hearings, studies, interviews, focus groups, and panel discussions — as well as its review of other public and private research.

The Environmental Scan describes and analyzes the barriers identified in existing research, independent studies, and Department of Labor surveys, as well as information gathered in the minority male executive focus groups, the American Indian focus groups, the CEO survey interviews, and the five public hearings. It also identifies and outlines strategies and practices that have been employed successfully to promote the advancement of minorities and women to senior-level positions in the private sector. These examples emerged from Commission research conducted by Catalyst and from the Commission's work in preparing for the Frances Perkins—Elizabeth Hanford Dole National Award for Diversity and Excellence in American Executive Management.

Finally, The Environmental Scan summarizes the perceptions of corporate leaders and minorities and women in the private sector and presents available quantitative data that supports or refutes them.

Emphasis is placed on perceptions because perceptions, true or not, perpetuate the existence of the glass ceiling barrier. Perceptions are what people believe and people translate their beliefs into behaviors, attitudes, and bias. Many judgments on hiring and promotion are made on the basis of a look, the shape of a body, or the color of skin. A 1992 report on a number of the nation's most progressive businesses and institutions, *The New Leaders: Guidelines on Leadership Diversity in America* by Ann M. Morrison, revealed that **prejudice against minorities and white women continues to be the single most important barrier to their advancement into the executive ranks**. For this reason, this report explores the perceptions of employers and employees, outlines the popular stereotypes, and

EXHIBIT B (page 2 of 2)

then contrasts them with the research data and findings that delineate the realities and status of minority men and all the women who are affected by the glass ceiling.

Much of the qualitative information on perceptions is drawn directly from transcripts of the Commission's five public hearings, the CEO Survey, the minority executive focus groups, and the American Indian focus groups. The quantitative data is based on private surveys and Commission research and on extensive analyses of U.S. Department of Census data, analyses prepared expressly for the Commission. Specific sources are cited in the body of this report.

Report Two: A Strategic Plan A second report will present the Commission's recommendations based on its findings. These recommendations will form a "Strategic Plan" that will be presented to the President and the Congress in the Summer of 1995.

The recommendations will speak to the imperative of dismantling artificial barriers to advancement. The recommendations will be designed to assure equitable opportunity for white men, minorities, and women.

Documents available in PDF format:

- Executive Summary
- Full Report

NOTE: In order to view PDF documents you must have a PDF viewer ((e.g., Amber or Acrobat Reader) available on your workstation.

U.S. Department of Labor
Frances Perkins Building
200 Constitution Avenue, NW
Washington, DC 20210

1-866-4-USA-DOL, TTY: 1-877-889-5627
Contact Us

To: Grace Lee
FAX # 202-942-9635

From: Paul M. Neuhauser
FAX # 941-349-6164
Tel # 941-349-6164

Re: Johnson & Johnson

Number of pages, including this page: 8

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

The proposal requests a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" including a review of: (1) steps the company has taken to use the "Glass Ceiling Commission Report" and management's "recommendations flowing from it"; (2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs; (3) an explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling; and (4) the top one hundred or one percent of company wage earners broken down by gender and race.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Alex Shukhman
Attorney-Advisor